# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LAKEWOOD-AMEDEX BIOTHERAPEUTICS INC., CIK 0002079272
CUSIP: 51255A201
Title of class of securities: COMMON SHARES, PAR VALUE $0.0001 PER SHARE
Address of issuer's principal executive offices: 8031 Cooper Creek Blvd, Unit 103, University Park, Florida (FL), 34201
Date of event which requires filing of this statement: 04/23/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002141539

## Reporting persons
- HPW Investments Holding Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Jersey (Y9); sole voting power 3,435,501; shared voting power 0; sole dispositive power 3,435,501; shared dispositive power 0; aggregate amount beneficially owned 3,435,501 (24.04% of the class)
  Comment: (1) Represents 3,435,501 shares held by HPW Investments Holding Ltd.
  
  (2) The beneficial ownership percentage is calculated based on 14,290,892 ordinary shares of the Issuer issued and outstanding as of March 31, 2026.

## Item 1. Issuer
Name of issuer: LAKEWOOD-AMEDEX BIOTHERAPEUTICS INC.
Address of issuer's principal executive offices: 8031 Cooper Creek Blvd., Unit 103, University Park, Florida 34201

## Item 2. Person Filing
Name of person filing: HPW Investments Holding Ltd.
Address of principal business office or, if none, residence:
The Principal Business Office of the Reporting Person is:

IFC 5, St. Helier, Jersey, JE1 1ST, Bailiwick of Jersey
Citizenship: Jersey, Channel Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,435,501
Percent of class:
24.04% (1)

(1) The beneficial ownership percentage is calculated based on 14,290,892 shares of the Issuer issued and outstanding as of March 31, 2026.
Sole power to vote or to direct the vote: 3,435,501
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,435,501
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- HPW Investments Holding Ltd.: /s/ Martin Kleppe, Dr. Martin Kleppe/Director (06/23/2026)